

KPMG LLP
Suite 1050
833 East Michigan Street
Milwaukee, WI 53202-5337

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Sentry Life Insurance Company and the
Contract Owners of Sentry Variable Account II:

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of the sub-accounts listed in the Appendix that comprise the Sentry Variable Account II (the Separate Account) as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the related notes (collectively, the financial statements) including the financial highlights in Note 7 for each of the years in the five-year period then ended. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each sub-account as of December 31, 2019, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Such procedures also included confirmation of securities owned as of December 31, 2019, by correspondence with the transfer agent of the underlying mutual funds. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

We have served as the auditor of the Separate Account since 2007.

Milwaukee, Wisconsin
February 20, 2020

Appendix

Janus Henderson Series - Institutional Shares - Research Portfolio [1]

Janus Henderson Series - Institutional Shares - Enterprise Portfolio [1]

Janus Henderson Series - Institutional Shares - Forty Portfolio [1]

Janus Henderson Series - Institutional Shares - Global Research Portfolio [1]

Janus Henderson Series - Institutional Shares - Balanced Portfolio [1]

T. Rowe Price Fixed Income Series, Inc. - Government Money Portfolio [1]

T. Rowe Price Fixed Income Series, Inc. - Limited Term Bond Portfolio

T. Rowe Price Equity Series, Inc. - Equity Income Portfolio

T. Rowe Price Equity Series, Inc. - Moderate Allocation Portfolio [1]

T. Rowe Price Equity Series, Inc. - Mid-Cap Growth Portfolio

T. Rowe Price International Series, Inc. - International Stock Portfolio

Vanguard Variable Insurance Fund - Balanced Portfolio

Vanguard Variable Insurance Fund - Equity Index Portfolio

Vanguard Variable Insurance Fund - High Yield Bond Portfolio

Vanguard Variable Insurance Fund - Small Company Growth Portfolio

Vanguard Variable Insurance Fund - Mid-Cap Index Portfolio

Vanguard Variable Insurance Fund - REIT Index Portfolio

[1] See that statement of assets and liabilities for the former name of the sub-account